Exhibit 99.23

THIS ASSIGNMENT AND ASSUMPTION AGREEMENT is made as of the 7th day of June, 2007

BETWEEN

DOMGROUP LTD. (the "Seller")

        OF THE FIRST PART

- and -

BREOF VTB L. P. (the "Buyer")

        OF THE SECOND PART

WHEREAS:

A.	The Seller is the sole beneficial and registered owner of the Loan; and

B.	The Buyer desires to purchase the Loan from the Seller and the Seller desires to sell the Loan to the Buyer upon the terms and conditions set forth herein.

NOW THEREFORE in consideration of the sum of TEN ($10.00) DOLLARS paid by the Buyer to the Seller, the mutual promises and agreements hereinafter contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of the Seller and the Buyer hereby agree as follows:

1.	Definitions. In this Agreement, the following capitalized words have the following meanings:

(a)	"Agreement" means this Assignment and Assumption Agreement, including all attached schedules and as it may be amended in writing from time to time;

(b)	"Borrower" means Duflaw Realty Ltd., in its capacity as general partner for and on behalf of Duflaw Limited Partnership;

(c)	"Business Day" means any day which is not a Saturday, Sunday or a day observed as a holiday under the laws of Ontario;

(d)
"Charge" means the mortgage in respect of the Charged Property, made as of October 31, 2006; by the Borrower, as chargor, in favour of the Seller, as chargee, registered in the Land Titles Division of the Toronto Registration Office as Instrument No. AT1296206;

(e)	"Charged Property" means, the real property mortgaged, pursuant to the Charge, as security for repayment of the Loan as more particularly described in Schedule "A" hereto;

(f)	"Closing Date" means June 7, 2007;

(g)	"Goldman/Glazer Charge" means the mortgage registered in the Land Titles Office for the Toronto Registration Office against the Charged Property as Instrument No. AT419668;

(h)	"Loan" means the.:loan described in Schedule "B" hereto;

(i)
"Postponement of Interest" means the postponement of the Charge to the Golan/Glazer Charge, by the Seller in favour of Goldman Investments Limited and The Estate of Max Glazer, registered m the Land Titles Division of the Toronto Registration Office as Instrument No. AT1419670;

(j)
"Purchase and Sale Agreement" means the. agreement of purchase and sale made as of June 28, 2006 between the Seller and Lanterra Realty Inc., as amended by an amending letter agreement dated August 31, 2006, made between the Seller and Lanterra Realty: Inc., and by an agreement re VTB mortgage dated August 31, 2006 made between the Seller and Lanterra Realty Inc., and as assigned by Lanterra Realty Inc. to the Borrower;

(k)	"Purchase Price" means the purchase price for the Loan being the sum of $8,433,300.00; and

(l)	"Side Agreement re: VTB" means the agreement dated October 31, 2006 pursuant to which the Seller agreed to execute and deliver the Postponement of Interest.

2.	Representations and Warranties of the Seller. Each of the following representations and warranties by the Seller is true and correct as of the Closing Date:

(a)
The Seller is a company incorporated in accordance with the Iaws of Canada, is.in good standing thereunder and has the necessary power and authority to hold the Loan and enter this Agreement. The Seller has taken all necessary action to authorize the execution, delivery and performance of this Agreement and has the power and authority to execute, deliver and perform its obligations under this Agreement and all related documents and all the transactions contemplated hereby, including, but not limited to the authority to sell and assign the Loan and the Charge in accordance. with this Agreement. This Agreement and all the obligations of the Seller hereunder and all agreements, instruments and documents executed by the Seller in connection with the assignment of the Loan and the Charge to the Buyer have been duly authorized, executed and delivered and constitute legal, valid and binding obligations of the Seller, enforceable in accordance with the terms of this Agreement;

(b)	the Charge constitutes a good and valid second charge on the Charged Property subject to the Goldman/Glazer Charge;

(c)
the execution and delivery of this Agreement and the performance of its obligations hereunder by the Seller will not result in the creation or imposition of any lien or encumbrance on any of its assets or property which would materially and adversely affect the ability of the Seller to carry out the terms of this Agreement; and the Seller has obtained all consents, approvals, authorizations and orders, if any, of any court or governmental agency or body required for the execution and delivery of this Agreement by the Seller and performance by the Seller of its obligations hereunder and under the documents to be delivered by the Seller in connection with the assignment of the Loan and Charge to the Buyer;

(d)
the Loan is the only loan and indebtedness outstanding between the Seller and the Borrower and the Charge, the Side Agreement re:VTB and the Postponement of Interest contain all of the terms and conditions relating to the Loan and there are no other agreements between the Borrower and the Seller in connection with the Loan or the Charged Property, other than the Purchase and Sale Agreement;

(e)
the Borrower has not made any claim, defence, set-off or counterclaim against the Seller as Chargee under the Charge or otherwise (including, without limiting the generality of the foregoing, under the Purchase and Sale Agreement and/or any documents delivered in connection with the consummation of the transaction described therein), and the Borrower has no present or future right to set-off under the Charge, the Loan or otherwise and the Seller is not aware of any present facts that would give rise to any such claim, defence, set-off or counterclaim or otherwise (including, without limiting the generality of the foregoing, under the Charge, the Purchase and Sale Agreement and/or any documents delivered in connection with the consummation of the transaction described therein);

(f)	as at the Execution Date, the outstanding Principal owing in respect of the Loan is $9,800,000.00 and the particulars of the Loan set out in Schedule "B" are true and correct;

(g)	the Seller has not compromised or settled any claim it has in respect of the Loan and has not modified the Charge;

(h)	the Borrower is not entitled to the disbursement ,of additional proceeds of the Loan or future advances under the Loan;

(i)
at the time the Charge was granted the Borrower obtained the insurance coverage set out on insurance certificate from Aon Reed Stenhouse Inc., dated October 31, 2006 and bearing reference number 320005588758, and to the best of the Seller's knowledge such insurance coverage is still in effect, a copy of which certificate has been delivered to the Buyer;

(j)	neither the Loan nor the Charge is subject to my sale, assignment or security interest and/or any lien, claim or encumbrance;

(k)	the Seller is the sole beneficial and registered owner and holder of all beneficial right, title and interest in the Loan and the Charge; and

(l)
there is no action, suit or proceeding pending, or to the Seller's knowledge, threatened, against the Seller by the Borrower relating to the Loan and/or the Charge in any court or before any other governmental agency.

3.	Representations and Warranties of the Buyer. Each of following representations and warranties by the Buyer is true and correct and shall be deemed restated as true and correct at Closing:

(a)
the Buyer has taken all necessary action to authorize its execution, delivery and performance of this Agreement and has the power and authority to execute, deliver and perform its -obligations under this Agreement and all related documents and all the transactions contemplated hereby, including, but not limited to the authority to purchase and acquire the Loan in accordance with this Agreement. This Agreement and all the obligations of the Buyer hereunder are legal, valid and binding obligations of the Buyer, enforceable in accordance with the terms of this Agreement;

(b)
the execution and delivery of this Agreement and the performance of its obligations hereunder by the Buyer will not result in the creation or imposition of any lien or encumbrance on any of its assets or property which would materially and adversely affect the ability of the Buyer to carry out the terms of this Agreement; and the Buyer has obtained all consents, approvals, authorizations and orders, if any, of any court or governmental agency or body required for the execution and delivery of this Agreement by the Buyer and performance by the Buyer of its obligations hereunder and under the documents to be delivered by the Buyer hereunder; and

(c)
the Buyer has not dealt with any person, firm or corporation that is or may be entitled to seek from the Seller any finder's fee, brokerage commission, loan commission or other sum in connection with the execution of this Agreement or the consummation of the transactions contemplated hereby.

4.	Assignment

(a)
The Seller does hereby sell, convey, assign and transfer unto the Buyer, its successors and assigns, all of the Seller's right, title and interest in and to the Loan and the Charge, including, without limitation, all amounts owing to the Seller in connection with the Loan; and

(b)
the Seller does hereby assign and transfer unto the Buyer, its successors and assigns, all of the Seller's right, title and interest in and to any insurance policies covering the Charged Property and the proceeds thereof

5.
Absolute Assignment. The sale, conveyance, assignment and transfer by the Seller to the Buyer as set forth in Section 4. of this Agreement (collectively, the "Transfer") is an absolute conveyance, transfer and assignment of the Loan and the Charge, and not a collateral assignment, pledge or other hypothecation for security purposes.

6.
Assumption by the Buyer. To the extent originating after the Closing Date, the Buyer hereby accepts the Transfer upon the terms set out herein and assumes, agrees to observe, perform, fulfill and be bound by, all terms, covenants, conditions, obligations relating to the Loan and the Charge which are to be observed, performed and fulfilled by the owner and holder of the Loan and the Charge in the same manner and to the same extent as if the Buyer were the lender named in the Charge.

7.	Miscellaneous.

(a)
Notices. Except as otherwise specified herein, all written notices or demands of any kind that either party hereto may be required or may desire to deliver to the other party in connection with this Agreement shall be delivered by pre-paid courier such as Purolator or Federal Express, or other internationally recognized delivery service, or by facsimile transmission ("Fax"). All notices or demands to the Seller shall be addressed as follows:

Domgroup Ltd
c/o Hollinger Inc.
10 Toronto Street
Toronto, Ontario  M5C 2B7
Attention:    William E. Aziz
Fax:        (416) 363-4187

with a copy to:

Davies Ward :Phillips & Vineberg LLP
1 First Canadian Place.
Toronto, Ontario
M5X IB1

Attention:    Kent F. Beattie.
Fax:        (416) 8:63-0871

All notices or demands to the Buyer shall be addressed as follows:

BREOF VTB L. P.
c/o Brookfield Real Estate Opportunity Fund
BCE Place, Suite 300
181 Bay Street, P.O. Box 762
Toronto, Ontario
M5J 2T3

Attention:            Seamus P. Foran
Fax: (416) 359-0880

With a copy to:

Goodman LLP
Barristers & Solicitors
Suite 2400
250 Yonge Street
Toronto, Ontario
M5B 2M6

Attention:            Thomas M. Macdonald
Fax: (416) 979-1234

Delivery of any such notice or demand so made shall be deemed complete on the date of actual delivery provided that, if delivered on a day which is not a Business Day or on a Business Day after 5:00 p.m. Toronto time, then delivery shall be deemed complete on the next following Business Day. In the event of delivery by Fax, the sender agrees to deliver to the recipient original copies of such notice or demand as soon as possible thereafter. Any party hereto may, from time to time, by notice in writing delivered to the other party hereto as aforesaid, designate a different mailing address to which all future notices or demands are to be addressed.

(b)
Waivers. No delay or omission by either party hereto in exercising any right or power arising from any default by the other party hereto shall be construed as a waiver of such default or as an acquiescence there, nor shall any single or partial exercise thereof preclude any further exercise thereof or the exercise of any other right or power arising from any default by the other patty hereto. No waiver of any breach of any of the covenants or conditions contained in this Agreement shall be construed to be a waiver of or an acquiescence in or a consent to any previous or subsequent breach of the same or of any other any other condition or covenant.

(c)
Survival of Representations. The representations, warranties and certifications contained in this Agreement or in any closing documents shall not merge on closing but shall survive until the date which is three months after the Closing Date (the "Survival Date") except that the representations and warranties contained in Sections 2(a), (b), (c), (d) and (e) shall survive the Closing, indefinitely (the "Surviving Representations and Warranties"). The party which has received a representation, warranty or certification, whether in this Agreement or in any closing document, shall give written notice to the other parry of each breach of the representation, warranty or certification, together with details thereof, promptly after becoming aware of the breach and no later than the Survival Date other than m connection with the Surviving Representations and Warranties. Notwithstanding any other provision of this Agreement or of any closing document, no, claim may be asserted or pursued against either parry hereto, of any action, suit or other proceedings commenced or pursued, for or in respect of any breach of any representation, warranty or certification made by any party in this Agreement or in any closing document unless written notice of such claim is received by the other party describing in detail the facts and circumstances with respect to the subject matter of such claim on or prior to the Survival Date, other than in connection with the Surviving Representations and Warranties, irrespective of whether the subject matter of such claim shall have occurred before or after the Survival Date, other than in connection with the Surviving Representations and Warranties; and following the Survival Date, other than in connection with the Surviving Representations and Warranties, all such representations, warranties and certifications shall cease to have any effect except to the extent a written notice of claim has been previously given in respect thereof in accordance with this paragraph.

(d)
Limitation of Liability. No past, present or future officer, director, agent or employee of the Seller or the Buyer shall have any personal liability, direct or indirect, under or in connection with this Agreement including, without limitation, all documents and matters contemplated by this Agreement, and the Buyer and the Seller hereby respectively waives any and all such personal liability.

(e)
Further Agreements and Assurances. The Seller and the Buyer each agrees to use reasonable efforts to execute, acknowledge and deliver to the other or otherwise facilitate such further acts or assurances or additional documents, instruments or agreements and to take such other steps or actions to confirm or better or more fully evidence or. effect the transaction described in this Agreement as may reasonably be necessary, desirable or appropriate and within its power.

(f)
Intention of the Parties. It is the intention of the parties that the Buyer is purchasing, and the Seller is selling, the Loan, rather than entering into a loan by the Buyer to the Seller secured by the Loan. Accordingly, the parties hereto each intend to treat the transaction contemplated herein for income tax purposes as a sale by the Seller, and a purchase by the Buyer, of the Loan.

(g)	Successors and Assigns. This Agreement shall be binding upon, enure to the benefit of, and be enforceable by, the Seller and the Buyer and their respective successors and permitted assigns.

(h)
No Partnership. This Agreement is not intended to constitute, and shall not be construed to establish, a partnership, joint venture or any other relationship between, the Seller and the Buyer other than seller and buyer.  Each party shall pay its own costs and expenses in connection with the transaction contemplated by this Agreement except to the extent specified herein.

b
Context. When the context and construction so require, all words used in the singular herein shall be deemed to have been used in the plural, and the masculine shall include the feminine and the neuter and vice versa. References in this Agreement to "Sections" and "Schedules" shall be references to sections and schedules of this Agreement.

(j)	Time of the Essence. Time is of the essence of this Agreement and all matters contained herein.

(k)	Governing Law. This. Agreement is to be governed by and construed in accordance with the laws of the Province of Ontario:

(l)	Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same document.

IN WITNESS WHEREOF, the parties executed this Agreement with effect as of the date first above written.

Per:	DOMGROUP LTD.
	Per:	/s/ William E. Aziz
Name: William E. Aziz
Title: Chief Financial Officer
I have authority to bind the Corporation.

BREOF VTB L.P. by its sole general partner, BREOF VTB G.P. LIMITED
Per:	/s/ Seamus Foran
Name: Seamus Foran
Title: Vice President
I have authority to bind the Partnership.

SCHEDULE "A"

LEGAL DESCRIPTION

PIN 10230-0106 (LT)

Part of Lot 6, Concession-2, WYS Township of York as in Instrument No. NY246263 except NY569785, Toronto (North York), City of Toronto

PIN 10230-0108 (LT)

Part of Lot 6, Concession 2, WYS Township of York as in Instrument No. NY277333, NY358876, except NY267089 subject to NY358876, Toronto (North York), City of Toronto

SCHEDULE "B"

LOAN

Loan amount and Balance Outstanding as of Execution and Closing Date:  $9,800,000.00

Interest Rate:	0% October 31, 2006 – October 31, 2008 4.95% per annum November 1, 2008 – October 31, 2009 calculated semi-annually
Payment:	Interest only, quarterly
Charged Property:	3087 Dufferin Street, Toronto, Ontario, legally described in Schedule "A"
Priority:	Second in priority to a first mortgage in favour of Goldman Investments Limited and The Estate of Max Glazer in the original amount of $3,750,000